Exhibit 99.1

TSX: IMG   NYSE: IAG   BSE: IAMGOLD

NEWS RELEASE

IAMGOLD REPORTS RECORD FIRST QUARTER NET EARNINGS

OPERATING CASH FLOW UP 177% YEAR-OVER-YEAR

All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, May 11, 2011 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) today reported its unaudited consolidated financial and operating results for the first quarter ended March 31, 2011. Net earnings were $162.3 million ($0.41 per share), an increase of $102.1 million compared to the first quarter of 2010, and operating cash flow was $205.8 million ($0.55 per share1), representing an increase of 177% from the first quarter of 2010.

“Our strong first quarter results reflect our focused strategy to maximize the value of mines that we own and operate,” said Steve Letwin, IAMGOLD’s President and CEO. “Attributable gold production was up 41% year-over-year driven chiefly by the inclusion of Essakane along with higher recoveries at Rosebel. We continue to benefit from higher gold prices and are implementing various initiatives to reduce our cash costs.”

Mr. Letwin further commented: “On our strategic agenda, we have also taken the first two steps to enhance shareholder value. The sale of our minority interests in Ghana for $667 million, as announced in April, is aligned with our overarching financial objective to invest in assets where we can maximize return on capital. The second step is to execute our recently announced plan to realize the value of Niobec and examine opportunities to monetize the value of the asset.”

FIRST QUARTER 2011 HIGHLIGHTS

•	Revenues of $432.5 million were up 80% from $240.1 million in the first quarter of 2010.

•	The attributable gold production of 290,000 ounces was up 41% from 206,000 ounces in the first quarter of 2010 mainly due to the commencement of production at Essakane in the third quarter of 2010.

•	Record net earnings of $162.3 million ($0.41 per share) increased by 170% from $60.2 million ($0.15 per share) in the first quarter of 2010.

•	Strong adjusted net earnings[2] of $144.9 million ($0.36 per share2) increased by 163% from $55.0 million ($0.14 per share) in the first quarter of 2010.

•	Strong operating cash flow of $205.8 million ($0.55 per share1) increased by 177% compared to $74.3 million ($0.20 per share) in the first quarter of 2010.

•	Financial position strengthened with cash, cash equivalents and gold bullion (at market) of $621.4 million and availability under the credit facility of $350.0 million at March 31, 2011.

•

Proceeds of $48.8 million received on the sale of the La Arena project resulting in a pre-tax gain of $10.5 million. In addition, as part of the option and earn-in agreement in June 2009, IAMGOLD received 8 million shares and 1.5 million warrants of Rio Alto Mining Limited for a total value of $1.4 million at inception. These shares and warrants had a market value of $21.2 million as at the end of March 2011.

•	Raised gross proceeds of $43.3 million through a private placement of flow-through shares, with 1.7 million shares issued at a price of C$25.48 per share.

•

On April 15th, IAMGOLD announced the agreement to sell its 18.9% interest in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited for $667 million in cash. The deal is expected to close no later than July 31, 2011.

IAMGOLD CORPORATION – 2011 FIRST QUARTER NEWS RELEASE - MARCH 31, 2011 (UNAUDITED)

•

On May 4, 2011, IAMGOLD announced the result of an independent technical report confirming the potential to increase measured and indicated resources at its niobium mine by 691% to 1.93 billion kilograms of contained niobium pentoxide with an after-tax net asset value in the range of $1.6 billion to $2.0 billion.

•

IAMGOLD commenced reporting its unaudited consolidated financial statements for the first quarter of 2011 in accordance with International Financial Reporting Standards (“IFRS”) with comparative information for 2010 restated under IFRS.

•

On March 7, 2011, IAMGOLD signed a Memorandum of Understanding (“MOU”) with the China National Gold Group Corporation (“China Gold”). This MOU confirms the mutual intention of IAMGOLD and China Gold to cooperate in the pursuit and development of mineral deposits in the regions of IAMGOLD’s focus.

REVIEW OF FIRST QUARTER 2011 RESULTS

Production and Cash Costs

  Gold Operations

•	Attributable gold production of 290,000 ounces at an average cash cost[3] of $575 an ounce compared to 206,000 attributable ounces at an average cash cost of $524 per ounce in the first quarter of 2010.

  Niobium Operation

•

Niobium production of 1.1 million kilograms in the first quarter of 2011, down from 1.2 million kilograms in the first quarter of 2010. Operating margin[4] of $16 per kilogram compared to $19 per kilogram in the first quarter of 2010.

Financial Results

Revenues in the first quarter of 2011 reached $432.5 million, an 80% increase from $240.1 million in the first quarter of 2010, primarily due to the addition of production from the Essakane mine and higher gold prices. For IAMGOLD’s operations and joint ventures, the number of ounces of gold sold increased by 57% while the average realized gold price rose by 26% compared to the first quarter of 2010.

In the first quarter of 2011, net earnings increased by 170% to $162.3 million ($0.41 per share), compared to $60.2 million ($0.15 per share) in the first quarter of 2010. Adjusted net earnings2 of $144.9 million ($0.36 per share2) increased by 163% compared to $55.0 million ($0.14 per share) in the first quarter of 2010. The impact of higher sales and gold prices was partially offset by increases in mining costs and income and mining taxes.

Operating cash flow in the first quarter of 2011 was $205.8 million ($0.55 per share1), an increase of 177% compared to $74.3 million ($0.20 per share1) in the first quarter of 2010. The increase is mainly due to increased sales partially offset by higher mining costs and income and mining taxes.

Financial Position

Cash, cash equivalents and gold bullion (at market value) increased to $621.4 million as at March 31, 2011, compared to $411.3 million at the end of 2010. The increase in cash and cash equivalents is mainly due to cash flow from operating activities, the issuance of flow-through shares and the proceeds received from the disposal of the La Arena project, partially offset by capital expenditures in mining assets and exploration and evaluation projects.

In the first quarter of 2011, the Company issued 1.7 million flow-through shares at a price of C$25.48 per share with gross proceeds of $43.3 million to fund prescribed resource expenditures on the Westwood project. On February 9, 2011, IAMGOLD received $48.8 million for the sale of its La Arena project.

As at March 31, 2011, $350.0 million of unused credit remained available under the Company’s credit facility. In addition, the Company had $31.2 million available from the $50.0 million revolving facility for the issuance of letters of credit.

IAMGOLD CORPORATION – 2011 FIRST QUARTER NEWS RELEASE - MARCH 31, 2011 (UNAUDITED)

On April 15, 2011, IAMGOLD announced that it has reached an agreement to sell its 18.9% interest in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited (“Gold Fields”) for $667 million in cash. This transaction is subject to the approval of Gold Fields’ shareholders and is expected to close no later than July 31, 2011. The Company expects to record an after-tax gain on this sale of approximately $400 million. Including the funds from the disposition of Tarkwa and Damang, IAMGOLD’s projected liquidity position would be over $1.6 billion.

Development and Expansion Projects

Canada – Westwood Project

The Westwood project expenditures in the first quarter of 2011 totaled $27.5 million (before tax credit) with significant infrastructure preparation and construction, including the completion of a number of hoist elements, the fire detection system with the new pump house, final breakthrough of the six-metre diameter ventilation shaft completed and the installation of ground support infrastructure. Shaft sinking reaching 1,157 metres at the end of the first quarter of 2011, with the excavation of a spill pocket and the safety bulkhead, and underground development work including 2,106 metres of lateral and vertical excavation achieved.

Ecuador – Quimsacocha

The Company has obtained the requisite permits and authorization to advance feasibility work. The Company maintains regular contact and dialogue with senior government officials in order to obtain needed clarity on fiscal and other matters, including the analysis of the model mining contracts recently released by the Ecuadorian government.

Mali – Sadiola Sulphide Project

The feasibility study on the Sadiola sulphide initiative was completed in 2010 and progress continues towards a construction decision in 2011.

Suriname – Rosebel Mine

The Company is reviewing steps to expand the capacity at the Rosebel mine.

Burkina Faso – Essakane Feasibility Study to Expand the Mine

A feasibility study to expand the mine is currently in progress and is expected to be completed in the third quarter of 2011. The current mine plan includes processing soft rock for the first three years at a rate of 9.0 million tonnes per year starting in 2011, followed by approximately nine years of processing hard rock. The study is expected to demonstrate that the hard rock capacity of the mine could be expanded to process approximately 10.8 million tonnes per year, compared to the current estimate of 5.4 million tonnes per year. The expectation is for life-of-mine average annual gold production of between 450,000 and 470,000 ounces (on a 100% basis), compared to the current estimate of 315,000 ounces. Assuming a positive outcome of the study, construction could commence in the fourth quarter of 2011.

IAMGOLD CORPORATION – 2011 FIRST QUARTER NEWS RELEASE - MARCH 31, 2011 (UNAUDITED)

Exploration

IAMGOLD’s exploration efforts remain focused in West Africa, select countries of South America, and the province of Quebec in Canada. With a strategic mandate for organic growth, the Company has numerous projects already underway and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In the first quarter of 2011, IAMGOLD incurred $18.9 million on exploration projects, a 17% increase from $16.2 million in the first quarter of 2010. The 2011 expenditures included:

•

near-mine exploration and resource development expenditures of $9.8 million including the initial stages of a planned resource expansion and delineation drilling program of more than 95,000 metres at Rosebel in Suriname for $2.3 million, a drill delineation program of more than 72,000 metres at Essakane in Burkina Faso for $1.3 million, and $2.6 million directed at an exploration and resource delineation drilling program of more than 82,000 metres at the Westwood development project in Quebec; and

•

greenfield exploration of $9.1 million conducted at 16 projects, including two advanced exploration sites, in 8 countries in Africa and the Americas as part of IAMGOLD’s long-term commitment to reserves replenishment and organic growth.

Commitment to Zero Harm Continues

The frequency of all types of serious injuries (measured as DART rate5) across IAMGOLD during the first quarter of 2011 decreased marginally to 0.52 compared to 0.63 in the first quarter of 2010.

A fatality occurred at the Rosebel operation on February 4, 2011, involving an employee of a drilling contractor. The single vehicle accident occurred at night when the vehicle rolled over on its side, resulting in a fatal injury to the operator. A full accident investigation was conducted to determine the root causes and contributing factors in the accident. The site management have developed and implemented mitigation strategies based on the investigation results. Both the drilling contractor and IAMGOLD have been providing continued support to the employees and families affected by this tragedy.

Mr. Letwin commented, “This incident only serves to strengthen our commitment to strive for Zero Harm and to increase our attention to preventative safety practices throughout our operations. Operating safely is our most important priority.”

IAMGOLD CORPORATION – 2011 FIRST QUARTER NEWS RELEASE - MARCH 31, 2011 (UNAUDITED)

Summarized Financial Results

(in $ millions)	March 31 2011	Change		December 31 2010
Financial Position	$			$
Cash and cash equivalents and gold bullion
• at market value	621.4	51%		411.3
• at cost	517.9	66%		311.2
Total assets	3,631.5	6%		3,431.1
Equity	2,941.1	7%		2,758.1

(in $ millions, except where noted)	First quarter ended March 31 2011	Change		First quarter ended March 31 2010
Results of Operations	$			$
Revenues	432.5	80%		240.1
Mining costs including depreciation, depletion and amortization	230.4	57%		146.4
Earnings from mining operations	202.1	116%		93.7

Net earnings	162.3	170%		60.2
Basic and diluted net earnings attributable to equity shareholders per share ($/share)	0.41	173%		0.15

Adjusted net earnings[2]	144.9	163%		55.0
Basic adjusted net earnings attributable to equity shareholders per share ($/share)[2]	0.36	157%		0.14

Cash Flows
Operating cash flow	205.8	177%		74.3
Operating cash flow per share ($/share)[1]	0.55	175%		0.20

Key Operating Statistics

Gold mines
Gold sales (000 oz)(a)	325	47%		221
Average realized gold price ($/oz)	1,396	26%		1,111

Attributable gold production (000 oz)	290	41%		206
Cash cost ($/oz)[3]	575	10%		524

Operating results – Niobium mine
Niobium sales (millions of kg Nb)	1.0	(9%	)	1.1
Niobium production (millions of kg Nb)	1.1	(8%	)	1.2
Operating margin ($/kg Nb)[4]	16	(16%	)	19

(a)	Gold sales include 100% sales of Rosebel, Essakane, Doyon division and Mupane, 41% of sales from Sadiola, 40% of sales from Yatela, and 18.9% of sales from Tarkwa and Damang.

IAMGOLD CORPORATION – 2011 FIRST QUARTER NEWS RELEASE - MARCH 31, 2011 (UNAUDITED)

2011 Outlook

IAMGOLD revised its guidance for production for 2011 as follows:

	2011 Revised Guidance Issued in May 2011	2011 Original Guidance Issued in January 2011
Attributable gold production (000 oz)
Mines owned and operated by IAMGOLD
Rosebel	360–380	360–380
Essakane	370–390	370–390
Mouska	25–30	25–30
Mupane	55–60	55–60
	810–860	810–860
Sadiola and Yatela mines	145–160	145–160
Tarkwa and Damang mines	46	145–180
Total attributable production	950–1,050	1,100–1,200
Cash cost ($/oz of gold)[3]	590–620	565–595
Average gold price ($/oz)	1,400	1,300
Average crude oil price ($/barrel)	100	85
Average foreign exchange rate (C$/US$)	1.00	1.00
Average foreign exchange rate (US$/€)(a)	1.40	1.35
Niobium production
Niobec (millions of kilograms)	4.5–5.0	4.5–5.0
Operating margin ($/kg Nb)[4]	15–17	15–17

(a)	Applies to the Essakane mine.

The production guidance for 2011 was revised downwards to reflect the proposed sale of the 18.9% interest in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited. There were no other changes to production outlook. The revised guidance includes only three months’ production from the Tarkwa and Damang mines in Africa.

Cash Cost per Ounce of Gold

The Company revised its guidance for its cash cost per ounce of gold in 2011 to between $590 and $620 per ounce, $25 per ounce higher than the original cash cost guidance issued in January 2011. This increase primarily reflects the update in production and in the business environment assumptions on royalty rates, royalty costs driven by the price for gold, price of oil, and foreign exchange rates.

IAMGOLD CORPORATION – 2011 FIRST QUARTER NEWS RELEASE - MARCH 31, 2011 (UNAUDITED)

Substantial Change in Outlook for Niobec

Throughout the first quarter of 2011, the Company has been executing on its strategic initiative to unlock the value of Niobec. On May 4, 2011, the Company announced the results of an independently prepared NI 43-101 compliant preliminary economic assessment (“PEA”) in conjunction with a study conducted by the Company’s technical team. The PEA examined the impact of changing the existing underground mine to an alternative bulk mining method. The study compared the economics of the open pit scenario and a block caving scenario. The results indicate potential for a 691% increase in measured and indicated resources at Niobec to 1.93 billion kilograms of contained niobium pentoxide. There is potential for a threefold increase in production to 15 million kilograms per year. Based on higher metal prices and lower operating costs, the operating margin is estimated to increase from $18 per kilogram to $28 per kilogram. The after-tax net asset value is expected to range between $1.6 billion and $2.0 billion. In addition, the Company has identified an underexplored Rare Earth Element (REE) zone at the Niobec site and exploration and metallurgical testwork has been initiated. The work done on the PEA and the study will be advanced in a 2011 pre-feasibility study to confirm the potential upside of Niobec.

Attributable Gold Production and Cash Cost per Ounce

The table below presents the gold production attributable to the Company along with the weighted average cash cost per ounce of production.

(Unaudited)	Gold Production				Total Cash Cost[3]
	First quarter ended March 31				First quarter ended March 31
	2011		2010		2011	2010
IAMGOLD Operator	(000 oz	)	(000 oz	)	$/oz	$/oz
Rosebel (95%)	100		93		544	456
Essakane (90%)	95		-		428	-
Doyon division (100%)(a)	-		-		-	-
Mupane (100%)	11		13		1,379	826
	206		106		534	501
Joint Ventures
Sadiola (41%)	30		30		724	538
Yatela (40%)	8		27		1,312	462
	38		57		840	502
Tarkwa and Damang (18.9%)	46		43		542	612
Total	290		206		575	524

Cash cost excluding royalties					506	470
Royalties					69	54
Cash cost					575	524

(a)	As a cost savings initiative, the ore mined from Mouska has been stockpiled and will be batch processed later in 2011.

In the first quarter of 2011, IAMGOLD’s attributable gold production increased by 84,000 ounces, or 41%, compared to the first quarter of 2010.

IAMGOLD CORPORATION – 2011 FIRST QUARTER NEWS RELEASE - MARCH 31, 2011 (UNAUDITED)

The increase in production was a result of:

•	inclusion of production from Essakane which commenced production in the third quarter of 2010, and
•	higher recoveries at Rosebel resulting from the construction of additional CIL tanks in 2010,

partially offset by:

•	lower ore availability at Yatela.

The consolidated average cash cost of $575 per ounce during the first quarter of 2011 has increased by $51 per ounce from $524 per ounce in the first quarter of 2010 mainly due to lower grades, higher energy costs, and higher royalties of $15 per ounce. Increases in the gold price resulted in increased price-driven royalty amounts.

Attributable Gold Sales Volume and Realized Gold Price

The following table presents the total ounces of gold sold and the realized gold price per ounce.

	Gold sales		Realized gold price
	First quarter ended March 31		First quarter ended March 31
	2011	2010	2011	2010
	(000 oz)	(000 oz)	$/oz	$/oz
Operator (Rosebel, Essakane, Doyon division, Mupane)	242	123	1,400	1,111
Joint ventures (Sadiola and Yatela)	37	55	1,387	1,110
Tarkwa and Damang	46	43	1,382	1,112
Total(a)	325	221	1,396	1,111

(a)	Attributable sales volume for the first quarters of 2011 and 2010 were 309,000 ounces and 216,000 ounces, respectively, after taking into account 95% of Rosebel sales and 90% of the Essakane sales.

Gold sales volumes increased in the first quarter of 2011 compared to the first quarter of 2010, mainly due to higher sales at Rosebel, commencement of commercial production at Essakane and higher production and sales at Tarkwa and Damang. The average spot gold price on the London Bullion Market Association (“LBMA”) for the first quarter of 2011 was $1,386 per ounce, versus $1,109 per ounce in the same period in 2010.

Operations Summary

The Company’s first quarter of 2011 gold operations are summarized below.

ROSEBEL MINE, SURINAME

Gold production during the first quarter of 2011 was 7% higher compared to the first quarter of 2010, primarily as a result of improved gold recoveries from the installation of additional leach tanks in the early part of the fourth quarter of 2010.

Cash costs per ounce were up in the first quarter of 2011 due to higher fuel and power prices, higher consumables, and higher royalties due to rising gold prices.

ESSAKANE MINE, BURKINA FASO

Attributable production during the first quarter of 2011 was 95,000 ounces, compared to 80,000 ounces during the fourth quarter of 2010 mostly due to higher throughput. During the quarter, the mill achieved its target throughput rate and processed 25,000 tonnes per day.

Cash costs excluding royalties were lower compared to the fourth quarter of 2010 despite lower grades, higher energy prices and upward pressure on consumable prices. The positive results are attributable to efficiencies in equipment utilization throughout the operation. During the first quarter of 2011, cash costs after royalties were $428 per ounce compared to $414 per ounce during the fourth quarter of 2010 as a result of higher royalties which result from an increase of 2% in the average royalty rates and higher realized gold prices.

IAMGOLD CORPORATION – 2011 FIRST QUARTER NEWS RELEASE - MARCH 31, 2011 (UNAUDITED)

DOYON DIVISION, CANADA

As a cost savings initiative, the ore mined from Mouska has been stockpiled and will be batch processed later in 2011.

MUPANE MINE, BOTSWANA

In the first quarter of 2011, gold production declined by 15% compared to the same quarter in the prior year as a result of lower gold grades.

Cash cost per ounce of gold was higher in the first quarter of 2011 compared to 2010, primarily as a result of higher tonnage mined at a higher strip ratio and the impact of higher diesel fuel prices. In addition, higher royalties resulted from increased gold prices.

SADIOLA MINE, MALI

The attributable gold production was consistent in the first quarter of 2011 compared to the same period in 2010 as higher throughput and recoveries offset lower gold grades. As expected, gold grades have decreased from mining satellite pits following the completion of mining at the main Sadiola pit.

Cash cost per ounce of gold rose during the first quarter of 2011 compared to the first quarter of 2010, primarily as a result of lower production from lower grades, higher energy costs, higher labour costs from a revised mining contract finalized in the fourth quarter of 2010, and increased royalties from higher realized gold prices.

The Company’s attributable portion of capital expenditures during the first quarter of 2011 was $0.9 million, mainly related to the Sadiola sulphide project and capitalized exploration expenditures.

YATELA MINE, MALI

Attributable gold production was sharply lower in the first quarter of 2011 compared to the same period in 2010 as a result of lower volumes of ore crushed and significantly lower gold grades. After the completion of mining the bottom of the main pit in early 2010, mine production has shifted to a longer-haul satellite pit, which resulted in lower grades and higher waste stripping.

Cash costs per ounce were significantly higher during the first quarter of 2011 compared to the first quarter of 2010, primarily as a result of lower production mainly attributable to lower gold grades, higher waste stripping, higher energy costs, and higher royalties from higher realized gold prices.

TARKWA AND DAMANG MINES, GHANA

On April 15, 2011, IAMGOLD announced that it had reached an agreement to sell its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited (“Gold Fields”) for gross proceeds of $667 million. This transaction is subject to the approval of Gold Fields’ shareholders and is expected to close no later than July 31, 2011.

The production guidance for 2011 was revised downwards to reflect the proposed sale of the 18.9% interest in the Tarkwa and Damang gold mines. The Company’s updated guidance excludes Tarkwa and Damang results from production and cash costs effective April 1, 2011.

Interests in Tarkwa and Damang were accounted for using the equity method and were disclosed in the condensed consolidated interim balance sheet as investments in associates. The carrying value of investments in associates as at March 31, 2011 was $261.5 million.

IAMGOLD CORPORATION – 2011 FIRST QUARTER NEWS RELEASE - MARCH 31, 2011 (UNAUDITED)

NIOBIUM OPERATION

	First quarter ended March 31
	2011	change		2010

Operating results – Niobium Mine
Niobium production (millions of kg Nb)	1.1	(8%	)	1.2
Niobium sales (millions of kg Nb)	1.0	(9%	)	1.1
Operating margin ($/kg Nb)[4]	16	(16%	)	19

Niobium production during the first quarter of 2011 was 8% lower compared to the first quarter of 2010 primarily as a result of lower Nb2O5 ore grade.

Niobium revenues were $39.6 million in the first quarter of 2011 compared to $40.2 million in the same period in 2010, due a decrease in sales volumes as a result of lower production, partially offset by higher realized niobium prices during the quarter.

The operating margin per kilogram of niobium decreased by $3 per kilogram during the first quarter of 2011 compared to the same period in 2010. As expected, the inclusion of the paste backfill process starting the second quarter of 2010 lowered operating margin per kilogram of niobium. Paste backfill enables near complete extraction of the ore body including areas with lower grades, impacting mining costs and operating margin. In addition, the operating margin per kilogram of niobium was adversely impacted by the stronger Canadian dollar, and higher aluminum prices and volumes compared to 2010.

Adjusted net earnings

Adjusted net earnings and adjusted net earnings attributable to equity shareholders per share are non- GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings and adjusted net earnings attributable to equity shareholders per share are intended to provide additional information, but do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings represent net earnings excluding certain impacts, net of tax, such as impairment charge, changes in asset retirement obligations for closed properties, unrealized derivative gain or loss on Mupane gold hedging and warrants held as investments, marketable securities and assets, foreign exchange gain or loss, and executive severance costs, as well as unrealized gain on foreign exchange translation of deferred income and mining tax liabilities. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS. The following table provides a reconciliation of net earnings to adjusted net earnings as per the unaudited condensed consolidated interim statement of earnings.

IAMGOLD CORPORATION – 2011 FIRST QUARTER NEWS RELEASE - MARCH 31, 2011 (UNAUDITED)

	First quarter ended March 31 2011	First quarter ended March 31 2010
(in $ millions, except for number of shares and per share amounts)	$	$

Net earnings	162.3	60.2
Executive severance costs	-	0.8
Foreign exchange loss	5.2	1.7
Unrealized derivative gain on Mupane gold hedging and warrants held as investments	(4.9)	(1.0)
Gain on sales of marketable securities	(0.2)	(7.0)
Gain on sales of assets (including a positive tax impact in Q1-2011)	(14.9)	(0.1)
Unrealized gain on foreign exchange translation of deferred income and mining tax liabilities	(2.6)	0.4
	(17.4)	(5.2)
Adjusted net earnings	144.9	55.0
Adjusted net earnings attributable to:
Equity shareholders of the Company	136.0	51.9
Non-controlling interests	8.9	3.1
	144.9	55.0

Basic weighted average number of common shares outstanding (in millions)	373.6	369.4
Basic and diluted earnings attributable to equity shareholders of the Company per share ($/share)	0.41	0.15
Basic adjusted net earnings attributable to equity shareholders of the Company per share ($/share)	0.36	0.14

(1)

Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

(2)	Adjusted net earnings and adjusted net earnings attributable to equity shareholders per share are non-GAAP measures. Refer to the Supplemental Information above for reconciliation to GAAP measures.

(3)	Cash cost per ounce of gold is a non-GAAP measure. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

(4)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

(5)	The DART rate refers to the number of Days Away, Restricted Duty or Job Transfer incidents that occur per 100 employees.

CONFERENCE CALL

A conference call will be held on May 12, 2011 at 9:00 a.m. (Eastern Daylight Time) for a discussion with management regarding the Company’s operating performance and financial results for the first quarter. A webcast of the conference call will be available through the Company’s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-866-551-1530 or 1-212-401-6700 passcode: 8309812#

A replay of this conference call will be available from 6:00 p.m. May 12th to June 12th, 2011. Access this replay by dialling: North America toll-free: 1-866-551-4520 or 1-212-401-6750, passcode: 272015#

IAMGOLD CORPORATION – 2011 FIRST QUARTER NEWS RELEASE - MARCH 31, 2011 (UNAUDITED)

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “mineral resources”, that the SEC guidelines strictly prohibit the Company from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2010 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

Bob Tait, VP Investor Relations,

Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations

Tel: (416) 360-4952

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Please note:

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IAMGOLD CORPORATION – 2011 FIRST QUARTER NEWS RELEASE - MARCH 31, 2011 (UNAUDITED)